Scaleview Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2023
(With Reports of Independent Registered Public Accounting Firm Thereon)

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SCALEVIEW SECURITIES, LLC
December 31, 2023

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Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/24/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scaleview Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4029 S. Capital of Texas Highway, Suite 100
(No. and Street)

Austin	TX	78704
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Amsberry	214-360-9822	rickamsberry@earl
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Ste. 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Snodgrass_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scaleview Securities, LLC_____, as of 12/31_____, 2 023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: Manager_____

Notary Public

DEREK PARKER
Notary Public
STATE OF TEXAS
ID# 134402920
My Comm. Exp. June 5, 2027

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
ScaleView Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ScaleView Securities LLC (the Company) as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the period from the inception of broker-dealer activities (January 24, 2023) to December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 18, 2024

SCALEVIEW SECURITIES LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	14,475
Other assets		1,484
TOTAL ASSETS	$	15,959

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	700
TOTAL LIABILITIES	700

MEMBER'S EQUITY

Member's equity	15,259
TOTAL MEMBER'S EQUITY	15,259

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,959

The accompanying notes are an integral part of these financial statements.

SCALEVIEW SECURITIES LLC
Statement of Operations
For the Period from the Inception of Broker-Dealer Activities
(January 24, 2023) to December 31, 2023

Operating Expenses

Professional fees	14,225
Technology/Communications	5,566
Regulatory fees	2,832
Rent/Occupancy	3,410
Other expenses	924
Total Expenses	26,957
Net loss	(26,957)

The accompanying notes are an integral part of these financial statements.

SCALEVIEW SECURITIES LLC
Statement of Changes in Member's Equity
For the Period from the Inception of Broker-Dealer Activities
(January 24, 2023) to December 31, 2023

	Total Member's Equity
Balances at January 24, 2023	$ 30,116
Non-cash contributions	12,100
Net loss	(26,257)
Balances at December 31, 2023	$ 15,959

The accompanying notes are integral part of these financial statements.

SCALEVIEW SECURITIES LLC
Statement of Cash Flows
For the Period from the Inception of Broker-Dealer Activities
(January 24, 2023) to December 31, 2023

Cash Flows From Operating Activities:

Net Loss	$ (26,957)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash capital contributions	12,100
(Increase) decrease in other assets	(368)
Increase (decrease) in accounts payable	700
Net cash provided (used) in Operating Activities	(14,525)

Cash Flows From Investing Activities:

	-
Net cash provided (used) in Investing Activities	-

Cash Flows From Financing Activities:

	-
Net cash provided (used) in Financing Activities	-
Net decrease in cash and cash equivalents	(14,525)
Cash and cash equivalents at beginning of year	29,000
Cash and cash equivalents at end of year	$ 14,475

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Organization

Scaleview Securities, LLC (the Company) was formed as a Texas Limited Liability Company in January 2022. The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC) on January 24, 2023, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.1 7a-5.

The Company's operations currently consist primarily of engaging in private placements of securities acting as a consultant for mergers and acquisitions.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be considered cash and cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Revenue Recognition

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES, continued.

The Company participates in the private placement offerings on behalf of its parent company, Scaleview Partners, LLC. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Income Taxes

Effective January 25, 2022, the Company became a sole member limited liability company. Under federal income tax regulations, sole member limited liability companies have their entity disregarded for federal income tax purposes. Therefore, net income or loss is reportable for tax purposes by the sole owner. Accordingly, no federal income taxes are included in the accompanying financial statements. The member's federal and state income tax returns are subject to examination over various statutes of limitation generally ranging from three to five years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2023, The Company had net capital of $13,775 which was $8,775 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .05 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

NOTE D – RELATED PARTY TRANSACTIONS

The Company rents office space from its parent, Scaleview Partners, LLC. The office space is shared by Scaleview Securities, Inc. and Scaleview Partners, LLC. During the year payments of $12,100 were accrued for occupancy and various reimbursement. These accruals were forgiven by Scaleview Partners, LLC and were recognized as additional contributed capital by Scaleview Securities, LLC.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Schedule I
Scaleview Securities LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2023

Computation of Net Capital

Total Member's equity qualified for net capital	$	15,259
Deductions / charges		
Non-allowable assets:		
Other assets		1,484
Total deductions / charges		1,484
Net Capital before haircuts on securities positions		13,775
Haircuts on securities:		
Mutual funds		-
Money market funds		-
Net Capital	$	13,775
Aggregate indebtedness		
Accounts Payable	$	700
Accrued expenses		-
Total aggregate indebtedness	$	700
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 12.5% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	8,775
Ratio of aggregate indebtedness to net capital		.05 to 1

Reconciliation of Computation of Net Capital

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

See accompanying report of independent registered public accounting firm.

Schedule II & III

Scaleview Securities LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company is considered exempt from Securities Exchange Commission ("SEC") by relying on footnote 74 to SEC Release 34-70073 and therefore is not required to maintain a special reserve bank account for the Exclusive benefit of customers."



Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
ScaleView Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which ScaleView Securities LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to limiting its business activities exclusively to referring customers to a third-party broker-dealer under a commission sharing agreement. throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to limiting its business activities exclusively to referring customers to a third-party broker-dealer under a commission sharing agreement and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 18, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

ScaleView Securities, LLC Exemption Report

ScaleView Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: limits its business activities exclusively to referring customers to a third-party broker-dealer under a Commission Sharing Agreement.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jay Snodgrass, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

DocuSigned by:

Jay Snodgrass

CE18A31DE90F41B...

Jay Snodgrass, President

Date of Report: March 4, 2024